U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

FORM 10-QSB
For the period ended June 30, 1997


Part I.  Registrant Information

CORPORATE VISION, INC.
(Full Name of Registrant)

8908 South Yale Avenue, Suite 360
Tulsa, Oklahoma  74137
(Address of Principal Executive Offices)

SEC File No.  0-18824		IRS Employer ID No.  73-180820


Part II.  Rules 12b-25 (b) and (c)

The Registrant makes the following representations with respect to filing this Form 12b-25:

(a) The reason(s) causing the inability to file timely could not be eliminated by the Registrant without unreasonable effort or expense.

(b) The subject quarterly report on Form 10-Q for the period ended June 30, 1997, will be filed no later than the fifth calendar day following the due date.

(c)  Not Applicable


Part III.  Narrative

The Form 10-Q for the period ended June 30, 1997 could not be filed within the prescribed time period as the Company was unable to obtain, without unreasonable effort or expense, certain information related to its financial statements. The Company recently underwent a management restructuring and is currently without an accounting officer.



Part IV.  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Jack Arnold
President, Secretary and Treasurer
(918) 743-1090

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
								[ X  ] Yes                 [     ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
								[ X  ] Yes                 [    ] No

The Registrant's revenues have declined by approximately $250,000 over the same quarter last year. In addition, the Registrant expects to write off approximately $300,000 in costs related to acquisitions and financing.


SIGNATURES

Corporate Vision, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 14, 1997

By:  /s/  Jack Arnold
------------------------
Jack Arnold
President, Secretary and Treasurer





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